Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

May 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento
Mary Beth Breslin
Michael Fay
Al Pavot

Re:	Vaxcyte, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted March 13, 2020
CIK No. 0001649094

Ladies and Gentlemen:

On behalf of Vaxcyte, Inc. (“Vaxcyte” or the “Company”), we are submitting this response letter in response to the comment letter, dated March 27, 2020, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1 (the “DRS”) confidentially submitted to the Commission on March 13, 2020. We are also electronically transmitting for filing a Registration Statement on Form S-1 (the “Registration Statement”) that reflects changes in response to the Staff’s comments, as well as other updates. We are also sending to the Staff a copy of this letter and the Registration Statement in typeset format, including a version that is marked to show changes to the DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your revised disclosure in response to our prior comment 1. Please remove your statements here and elsewhere in the prospectus that you believe that SVX-24, if approved, has the potential to become the most broad-spectrum pneumococcal conjugate vaccine addressing the $7 billion global pneumococcal vaccine market. Please also revise your statements here and elsewhere in the prospectus that you believe that you are developing potentially “best-in-class” vaccines. This language implies that your product candidates will be effective and will be better than competing vaccines, neither of which is appropriate at this stage of development.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

May 22, 2020

Page Two

In response to the Staff’s comment, the Company has revised the existing disclosure on pages 1, 98, 103 and 111 of the Registration Statement.

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Please contact me at (415) 693 2020 or J. Carlton Fleming of Cooley LLP at (650) 843 5865 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Robert W. Phillips
Robert W. Phillips
Cooley LLP

cc:	Grant E. Pickering, Vaxcyte, Inc.
Jane Wright-Mitchell, Vaxcyte, Inc.
Charles S. Kim, Cooley LLP
J. Carlton Fleming, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Miles P. Jennings, Latham & Watkins LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com